Exhibit 99.1

Elong Power Holding Limited Announces Effective Date of Reverse Stock Split

BEIJING, Dec. 23, 2025 — Elong Power Holding Limited (“Elong Power” or the “Company”) (Nasdaq: ELPW), a provider of high power battery technologies for commercial and specialty alternative energy vehicles and energy storage systems, today announced that it has resolved to effect a reverse stock split of the Company’s ordinary shares, with the split ratio set at 16-for-1. The reverse stock split was approved by the Company’s shareholders at a special meeting held on November 24, 2025. Elong Power’s Class A ordinary shares will begin trading on an adjusted basis, reflecting the reverse stock split, on December 26, 2026, under the existing ticker symbol “ELPW.” The new CUSIP number for the Company’s Class A ordinary shares will be G3016G111.

Upon the effectiveness of the reverse stock split, every sixteen shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one Class A ordinary share. This adjustment will reduce the total number of outstanding ordinary shares of Elong Power from approximately 61.3 million to approximately 3.8 million.

In conjunction with the reverse stock split, the Company also amended its Memorandum of Association to proportionately reduce the number of authorized shares for issuance and to adjust the par value of the post-reverse stock split ordinary shares to $0.00016 per share.

The reverse stock split is part of the Company’s efforts to bring its stock into compliance with the minimum bid price requirement for maintaining the listing of its Common Stock on the Nasdaq Capital Market. Nasdaq requires listed companies to maintain a minimum bid price of at least $1.00 per share to remain in compliance with its listing standards.

In addition, outstanding warrants and options will be adjusted on a proportionate basis or pursuant to the terms of such warrants and options in accordance with the reverse stock split. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

Further details regarding the reverse stock split and the associated changes to the Company’s share capital can be found in Elong Power’s notice of annual general meeting, filed with the Securities and Exchange Commission on November 3, 2025.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Shell Company Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Elong Power Investor Contact

ir@elongpower.com